Filed by PPG Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: AkzoNobel N.V.
SEC File No.: 000-17444
Date: April 19, 2017

News

PPG Media Contact:
Bryan Iams
Corporate Communications
+1-412-434-2181
bryan.iams@ppg.com

PPG Investor Contact:
Scott Minder
Investor Relations
+1-412-434-3466
sminder@ppg.com
investor.ppg.com

PPG Issues Statement

PITTSBURGH, April 19, 2017 - PPG (NYSE:PPG) today issued the following statement in connection with its proposal to AkzoNobel (AKZA.AS:AKZOY) to form a combined company:

PPG has listened carefully to AkzoNobel's new strategic plan, and we continue to believe in the merits of combining the two companies. PPG believes that AkzoNobel’s new strategic plan will be more risky and create more uncertainty for AkzoNobel stakeholders including employees and pensioners, as Akzo's revised strategy would create two smaller, unproven companies and result in additional restructuring.

PPG has a proven, demonstrated record of executing on strategic actions and driving performance and growth, and we continue to believe that a combination of PPG and AkzoNobel is in the best interest of all stakeholders. The combined company will be much better positioned to take advantage of the opportunities in our markets and deliver superior shareholder returns.

PPG’s proposal would create more value, as it provides an immediate cash payout far in excess of AkzoNobel’s special dividend and is supplemented with PPG shares. PPG has a proven track record of delivering superior shareholder returns over the last 5-year and 10-year periods, and we believe past performance remains the best predictor of future performance.

By listening to our shareholders and delivering innovative products that enable our customers to be more successful, PPG has consistently delivered value in excess of the S&P 500 average. We have not heard anything today that changes our belief in the value of combining the two companies, and now is the time for a complete review and full consideration of our compelling proposal to combine PPG and AkzoNobel. We will be stronger together.

To view the previous announcements related to PPG’s proposal to discuss a combination with AkzoNobel, visit http://newsroom.ppg.com/ppgoverview. To learn more about PPG, visit www.ppg.com.

This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum. This announcement is not for release, publication or distribution, in whole or in part, in, into or from, directly or indirectly, any other jurisdiction in which such release, publication or distribution would be unlawful.

PPG Overview and its History and Commitment in the Netherlands

PPG: WE PROTECT AND BEAUTIFY THE WORLD™

PPG is a leading global supplier of paints, coatings and specialty materials. PPG has annual revenues of approximately $15 billion and a current market capitalization of approximately $27 billion. Over $4.1 billion of PPG’s annual revenues is in Europe, with approximately $360 million in annual revenues in the Netherlands, where PPG has a deep commitment and a long history in the country, dating back nearly 300 years.

Today, PPG employs more than 45,000 employees worldwide, with nearly 1,000 in the Netherlands and another 14,000 across the rest of the Europe, Middle East and Africa region. PPG operates over 150 plants globally, including 45 plants across 15 countries in Europe, with facilities in Tiel, Delfzijl, Amsterdam, Uithoorn and Den Bosch in the Netherlands.

At PPG, employees work every day to develop and deliver the paints, coatings and materials that customers trust to protect and beautify their products. Through dedication and creativity, PPG employees solve their customers’ biggest challenges, collaborating closely to find the right path forward.

PPG serves the construction, consumer products, industrial and transportation markets and aftermarkets. Ranked No. 182 in the FORTUNE 500, PPG was named Fortune’s most admired company in the chemicals sector in 2017.

Every day, PPG collaborates with employees and community partners to make its vision of bringing color and brightness to communities a reality. PPG dedicates its financial resources, products and its passionate employee volunteers to address the needs of communities and to help transform and brighten lives.

In 2016, PPG supported hundreds of community organizations across 25 countries. PPG’s signature program is its COLORFUL COMMUNITIES™ initiative, which increases its commitment to invest in communities and supports projects that transform community spaces, providing PPG volunteers and donated PPG products. Since the program’s launch, PPG employee volunteers completed nearly 60 Colorful Communities projects, positively impacting 1.8 million people. This included 15 projects in Europe, including the beautification of the Amsta Karaad residential care facility in Amsterdam. PPG has approximately 80 Colorful Communities projects planned for 2017, with more than 15 identified within Europe.

PPG also has been a significant financial contributor to the NEMO Science Center in Amsterdam, and the company matches employee charitable contributions in the Netherlands and across Europe in addition to our U.S. and Canada operations.

PPG will soon be reporting in its 2016 Sustainability Report that since 2012, the company has reduced its waste disposal intensity by 11 percent and reduced its greenhouse gas intensity by 29 percent, to mention just two of its accomplishments. PPG’s sustainability efforts and activities have been recognized worldwide, including in 2015, when Fiat Chrysler Automobiles Group named PPG its “Sustainability Supplier of the Year” for the Europe, Middle East and Africa region.

To learn more about PPG, visit www.ppg.com.

Forward-Looking Statements

This press release contains certain statements about PPG Industries, Inc. (“PPG”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These matters involve risks and uncertainties as discussed in PPG’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed from time to time with the Securities and Exchange Commission. The forward-looking statements contained in this press release include statements about PPG’s future financial and stock price performance and the proposal made by PPG on March 20, 2017 to discuss a combination (“Proposed Combination”) with Akzo Nobel N.V. (“AkzoNobel”), and the expected benefits of the Proposed Combination for PPG, AkzoNobel and their respective stakeholders, including but not limited to shareholders. This proposal was rejected by the Boards of AkzoNobel. It remains uncertain as to whether AkzoNobel will cooperate with PPG regarding PPG’s proposal for the Proposed Combination and whether AkzoNobel’s management or supervisory boards will endorse the proposal. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of PPG and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and PPG undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Additional Information About the Proposed Transaction and Where to Find It

An agreement in respect of the Transaction described in this press release has not yet been executed, and this press release is neither an offer to sell securities, a solicitation of a proxy, nor a substitute for a registration statement or proxy statement or other filings that may be made with the SEC. Any proxy solicitation of PPG’s shareholders will be made through materials filed with the Securities and Exchange Commission (“SEC”) and no offer of securities to U.S. security holders or holders of ADRs representing AkzoNobel shares shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Should an agreement with respect to the Transaction be reached, PPG expects to file relevant materials with the SEC, including a registration statement on Form S-4 and a proxy statement. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the prospectus and proxy statement, because they will contain important information about the Transaction. Investors and security holders will be able to obtain these documents (if and when available) free of charge at the SEC’s website www.sec.gov, or from PPG’s Investor Center website investor.ppg.com.

Participants in the Solicitation

This press release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, PPG and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of PPG common stock with respect to the Transaction. Information about such parties and a description of their interests are set forth in PPG’s 2016 Annual Report. Additional information regarding the interests of such participants will also be included in the materials that PPG would file with the SEC in connection with a Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov or PPG’s Investor Center website investor.ppg.com.

We protect and beautify the world, Colorful Communities and the PPG Logo are trademarks and registered trademarks of PPG Industries Ohio, Inc.